SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

AMERICAN SANDS ENERGY CORP.

(Name of Issuer)

Common Stock par Value $0.001

(Title of Class of Securities)

02936r105

(CUSIP Number)

Steven L. White

386 North 210 East

Mapleton, UT 84664

(801) 489-3346

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 17, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box.       .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D Amendment No. 2

1	NAME OF REPORTING PERSONS Steven L. White
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)-- (b)--
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 1,195,899 SHARED VOTING POWER 0 SOLE DISPOSITIVE POWER 1,195,899 SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,195,899
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *	Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
14	TYPE OF REPORTING PERSON* IN

Schedule 13D Amendment No. 2

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) supplements the information set forth in the Schedule 13D filed on November 14, 2008, as amended in Amendment No. 1 to Schedule 13D filed on June 14, 2011 (collectively the “Schedule 13D”), and is being filed on behalf of Steven L. White (“Mr. White”).

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is hereby supplemented as follows:

Item 5.  Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and replaced in its entirety with the following:

Effective October 18, 2011, American Sands Energy Corp. (formerly known as Millstream Ventures, Inc.), a Delaware corporation (formerly a Nevada corporation), reverse split its outstanding shares of common stock at the rate of one share for each two shares owned.  The number of shares beneficially owned by Mr. White designated in this Amendment No. 2 give effect to this reverse split.  In addition, on February 17, 2012, the registrant filed a report on Form 10-Q which disclosed that the number of shares outstanding was sufficient to reduce the percentage beneficially owned by Mr. White.

(a)

Mr. White beneficially owns a total of 1,195,899 shares representing 4.3% based on 27,676,960  shares outstanding as reported on Form 10-Q for the quarter ended December 31, 2011.

(b)

Mr. White has sole dispositive power over 1,195,899 shares and sole voting power over 1,195,899 shares

(c)

Not applicable

(d)

Not applicable

(e)

On February 17, 2012, Mr. White ceased to be the beneficial owner of more than five percent of the common stock of the registrant.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 7, 2012

By /s/ Steven L. White

     Steven L. White

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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